[redacted]

SECI 13011669 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANDARD INVESTMENT CHARTERED INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 BRISTOL ST., SUITE 100
(No. and Street)

COSTA MESA (City) CALIFORNIA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN H. NORBERG 714/444-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 22 2013
REGISTRATIONS BRANCH
16

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN H. NORBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANDARD INVESTMENT CHARTERED INCORPORATED, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

TIFFANY ANN DILELLO
COMM.# 1920438
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. FEB. 1, 2015

Notary Public

Signature
JOHN H. NORBERG
CHAIRMAN OF THE BOARD/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

STANDARD INVESTMENT CHARTERED INCORPORATED

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

(With Independent Auditors' Report Thereon)

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 2013, by John H Norberg III,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TIFFANY ANN DILELLO
COMM. # 1920438
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. FEB. 1, 2015

(Seal) Signature [signature]

Oath or Affirmation to
Annual Audited Report
Form X-17A-5
Part III

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Standard Investment Chartered Incorporated
Costa Mesa, California

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Standard Investment Chartered Incorporated (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Investment Chartered Incorporated as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 19, 2013

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents		$ 63,213
Commissions receivable		19,063
Notes receivable		47,216
Investments - Others		264,471
Property and equipment, net of accumulated depreciation of $17,195		-
Other assets		7,194
Total assets		$ 401,157

LIABILITIES AND STOCKHOLDERS' EQUITY

Clearing account		$ 3,061
Line of credit		25,000
Total liabilities		28,061
Commitments		-
Stockholders' equity:		
Common stock without par value; authorized 100,000 shares; issued and outstanding – 30,000 shares	$ 30,100	
Retained earnings	342,996	
Total stockholders' equity		373,096
Total liabilities and stockholders' equity		$ 401,157

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions and concessions		$ 382,737
Management fees		1,262,500
Interest and dividend income		1,603
Other income		2,881
Total revenues		1,649,721
Expenses:		
Accounting	$ 25,604	
Auto	13,682	
Bank charges	799	
Business promotions	44,871	
Commissions	3,617	
Clearing fees	26,768	
Consulting fees	54,798	
Contributions	13,221	
Dues and memberships	31,826	
Filing fees	14,368	
Insurance	56,030	
Interest	2,023	
Meals and entertainment	63,805	
Management fees	553,423	
Legal fees	1,698	
Salaries and benefits	446,123	
Office supplies and expense	14,136	
Outside services	14,500	
Payroll taxes	32,704	
Postage and delivery	4,180	
Rent	71,341	
Telephone	14,435	
Travel	98,334	
Utilities	4,168	
Other	2,411	
Total expenses		1,608,865
Income before income taxes		40,856
Income taxes		(1,050)
Net income		$ 39,806

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Retained Earnings	Total
Balance at December 31, 2011	$ 30,100	$ 303,190	$ 333,290
Net income for the year ended December 31, 2012	-	39,806	39,806
Balance at December 31, 2012	$ 30,100	$ 342,996	$ 373,096

The accompanying notes are an integral part of these financial statements.

STANDARD INVESTMENT CHARTERED INCORPORATED
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net income		$ 39,806
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in receivables - commissions	$ 30,207	
Decrease in accounts payable and accrued expenses	(2,615)	
Increase in clearing account	3,061	
Total adjustments		30,653
Net cash flows provided by operating activities		70,459
Cash flows from investing activities:		
Additional funds disbursed – Notes receivable	(3,549)	
Additional investments	(49,889)	
Net cash flows used for investing activities		(53,438)
Cash flows from financing activities		
Additional funds received – Line of credit	25,000	
Net cash flows provided by financing activities		25,000
Net increase in cash		42,021
Cash and cash equivalents at beginning of year		21,192
Cash and cash equivalents at end of year		$ 63,213

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for income taxes	$ 1,050
Cash paid during the year for interest expense	$ 2,023

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Costa Mesa, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears all transactions with and for all customers on a fully disclosed basis with a clearing broker/dealer in Southern California. The Company does not require collateral for its receivables and is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis and uses the trade date basis for recording all security transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could vary from the estimates and such variance could be material.

Property and Equipment

The Company depreciates its assets over their useful lives of five to seven years using the straight-line depreciation method.

Income Taxes

Income tax expense includes federal and state taxes currently payable and, when applicable, deferred taxes arising from temporary differences between income for financial reporting and income tax purposes. Those differences arise primarily from the use of the accrual basis for financial reporting and the cash basis for income tax purposes, the deductibility of State franchise taxes in different years for financial and tax purposes, the difference in depreciation methods used for financial versus tax purposes, and the carrying value of certain investments.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The following presents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2012 on a recurring basis:

	Level 1	Level 2	Level 3	Total
Other investments	$ -	$ -	$ 264,471	$ 264,471

Other investments include ownership interests in a limited partnership and an LLC which have no public market listing or other observable inputs and relate to real estate purchases for future development and resale when the economy is more favorable. Management believes the current value would approximate the original cost of the land which has been recently purchased. The Company has chosen to use cost as the market value at this time. Other investments also include an investment in a country club membership which has no public market listing or observable inputs and, thus, has chosen to use cost as the market at this time.

(2) INVESTMENTS - OTHER

Investments - Other consists of the following:

Investment in limited partnership	$ 108,280
Investment in country club membership	8,750
Investment in an LLC	147,441
Total	$ 264,471

(3) NOTES RECEIVABLE – RELATED ENTITY

The Company has executed a secured note receivable with an outstanding balance of $47,216 under a line of credit not to exceed $600,000. These amounts are advanced to a related corporation and secured by certain patents. The amounts due under this line of credit are due and payable on demand, and provides for interest at 7.5 percent.

(4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and equipment	$ 17,195
Less accumulated depreciation	(17,195)
Net property and equipment	$ -

(5) LINE OF CREDIT

The Company has an overdraft credit line with its primary bank in the amount of $25,000 which was used in full as of December 31, 2012. The credit line calls for interest at 15%.

(6) INCOME TAX EXPENSE

Income tax expense consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
California	1,050	-	1,050
Total	$ 1,050	$ -	$ 1,050

(6) INCOME TAX EXPENSE, Continued

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Such differences relate primarily to cash basis reporting for tax purposes and accrual for financial purposes, the difference in the recognition of gains and losses on investments for tax and financial reporting purposes and approximately $78,700 of net operating loss carry forwards which expire through 2030.

The above deferred items result in an immaterial net deferral of tax and, therefore, no provision has been made in the current year.

Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past four years are subject to examination by tax authorities, and may change upon examination.

(7) LEASE COMMITMENT

The Company occupies facilities under a non-cancellable lease expiring in June 2017. The lease provides for a minimum monthly rent ranging from $6,752 (first six months of 2013) to $5,441 (for balance of the new lease). The annual minimum future commitments under this agreement are as follows:

Year Ended December 31,	Amount
2013	$ 73,157
2014	65,292
2015	65,292
2016	65,292
2017	32,646
	$ 301,679

Total rental expense for 2012 amounted to $71,341.

(8) CONCENTRATION OF CREDIT RISK

The Company's customer base is located primarily in California. Financial instruments that potentially subject the Company to credit risk are trade receivables and investments. The Company uses an established clearing broker-dealer to clear all transactions for its primary receivables and requires no collateral. The Company's investments, which consist primarily of a limited partnership interest and investment in a limited liability company, are continually reviewed for changing market value, and the carrying value is adjusted should it fall materially below cost.

(9) RELATED PARTY TRANSACTIONS

Included in management fee revenues are fees totaling $1,262,500 from a related limited liability company where the managing member is the majority stockholder of the Company.

(10) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 19, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

(11) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to l. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012, net capital was $54,215 which exceeded the required minimum capital by $49,215. The aggregate indebtedness to net capital ratio was 0.52 to 1.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total equity from statement of financial condition		$ 373,096
Less non-allowable assets:		
Notes receivable	$ 47,216	
Other investments	264,471	
Other assets	7,194	
Total non-allowable assets		(318,881)
Net capital		$ 54,215

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
Net capital from above	$ 54,215
Excess net capital	$ 49,215

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities – aggregate indebtedness	$ 28,061
Ratio of aggregate indebtedness to net capital	0.52 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA agrees with the audited net capital above.

STANDARD INVESTMENT CHARTERED INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

STANDARD INVESTMENT CHARTERED INCORPORATED
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012

Not Applicable – The Company is exempt per the (k)(2)(ii) exemptive provision of SEC rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Standard Investment Chartered Incorporated

In planning and performing our audit of the financial statements of Standard Investment Chartered Incorporated (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear LLP

Long Beach, California
February 19, 2013

STANDARD INVESTMENT CHARTERED INCORPORATED

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report On Applying Agreed-Upon Procedures)

GBG LLP

GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

STANDARD INVESTMENT CHARTERED INCORPORATED

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2012

(With Independent Accountants' Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

The Board of Directors
Standard Investment Chartered, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Standard Investment Chartered, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Standard Investment Chartered, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Standard Investment Chartered, Inc.'s management is responsible for the Standard Investment Chartered, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no material differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 19, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040468 FINRA DEC
STANDARD INVESTMENT CHARTERED INC 19*19
2801 BRISTOL ST STE 100
COSTA MESA CA 92626-5996

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3986
   B. Less payment made with SIPC-6 filed (**exclude interest**) (1426)
      7/27/2012
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 2560
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 2560
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2560
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Standard Investment Chartered
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of Feb, 20 13.

President / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1645301
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1645301
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	22473
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	26768
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 1603	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	1603
Total deductions	50,844
2d. SIPC Net Operating Revenues 1594457	$ ~~50844~~
2e. General Assessment @ .0025 3986.	$ ~~1594457~~
	(to page 1, line 2.A.)